SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

                        Amendment No. 2 to
                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                            LXE Inc.
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                       (Name of Issuer)

             Common Stock, par value $.01 Per Share
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                (Title of Class of Securities)

                          502465 10 7
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                        (CUSIP Number)

                      William S. Jacobs
                Electromagnetic Sciences, Inc.
                    660 Engineering Drive
                   Technology Park/Atlanta
                        P.O. Box 7700
                 Norcross, Georgia 30091-7700
                  (770) 263-9200, ext. 4214

             (Name, Address and Telephone Number
               of Person Authorized to Receive
                 Notices and Communications)

                       October 3, 1996

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13 G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)
or (4), check the following box   .

Check the following box if a fee is being paid with this
statement   .  (A fee is not required only if the reporting
person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4.        Purpose of Transaction.

     On October 3, 1996, the Board of Directors of Electromagnetic Sciences, Inc. ("ELMG") approved an exchange offer (the "Exchange Offer") under which the holders of LXE shares would be offered the opportunity to receive .75 ELMG shares for each LXE share surrendered for exchange. Before the Exchange Offer can be initiated, the ELMG shares being offered must be registered with the Securities and Exchange Commission, and ELMG intends to file an appropriate registration statement with the Commission in the near future. Acceptance of LXE shares under the Exchange Offer will be subject to the condition, which cannot be waived, that the issuance of ELMG shares in the Exchange Offer and in a follow-up merger transaction (described below), as well as the conversion of outstanding options under the LXE Stock Incentive Plan into options under the ELMG Stock Incentive Plan, be approved by the shareholders of ELMG. The ELMG Board has called a Special Meeting of Shareholders to consider this matter, to be held on a date to be determined and not expected to be earlier than December 1996.

     Acceptance of the LXE shares under the Exchange Offer will also be subject to the condition, which cannot be waived, that immediately following such acceptance ELMG holds not less than 90% of the then-outstanding LXE shares and thereupon exercises its right to cause, without further vote of the LXE shareholders, a merger of LXE with a newly formed subsidiary of ELMG, as a result of which LXE would become a wholly owned subsidiary of ELMG and all remaining LXE shares held by the minority LXE shareholders would be converted into ELMG shares, at the same ratio as in the Exchange Offer. If the proposed merger occurs, it is unlikely that the LXE Board would continue to include persons who are not employed by or otherwise affiliated with ELMG.

     The purpose of the proposed Exchange Offer and merger are to provide ELMG with 100% ownership of LXE. ELMG believes that 100% ownership would facilitate and encourage greater exchange and sharing of technical and marketing resources among LXE and ELMG's other operating subsidiaries; would result in more efficient allocation and operation of production facilities; would eliminate approximately $400,000 per year in expenses associated with LXE's status as a publicly traded company; would assist ELMG in communicating to investors and analysts the role and capabilities of its various subsidiaries in the context of its overall business strategies; and would increase ELMG's market capitalization and shareholder base and thus may encourage market makers and analysts to participate in the market for ELMG's shares. At the same time, the current minority holders of LXE shares could continue to participate in LXE's business, through their ownership of ELMG shares, and would no longer be subject to the very limited trading market for LXE shares, which has been characterized by low volume, sporadic trading, few market makers and wide bid-asked spreads.

                              Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                                   October 4, 1996

                                   ELECTROMAGNETIC SCIENCES, INC.



                                   By: /s/ Thomas E. Sharon
                                       --------------------------
                                       Thomas E. Sharon
                                       President and Chief
                                        Executive Officer






ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).